SO 3/5/03

SECURITIES ... ION

03012689



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| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
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| 8-22818 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A. Gary Shilling & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Morris Avenue
(No. and Street)

| Springfield | NJ | 07081 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Webb — 973-467-0070
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trien Rosenberg, et al.
(Name — if individual, state last, first, middle name)

| 177 Madison Avenue | Morristown, | NJ | 07962 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, A. Gary Shilling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. Gary Shilling & Co., Inc., as of December 31, 2002, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
Shella Holveck
Notary Public
New Jersey
My Commission Expires July 2, 2007

Notary Public

On the 25th day of February 2003

Signature

President

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# A. GARY SHILLING & COMPANY, INC.

## FINANCIAL STATEMENT

## DECEMBER 31, 2002

**A. GARY SHILLING & COMPANY, INC.**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 229,301 |
| Accounts receivable | 167,841 |
| Securities owned, at market value | 343,115 |
| Prepaid expenses and other assets | 9,519 |
| | 749,776 |
| Investment in partnership | 144,520 |
| Property and equipment, net | 11,877 |
| Security deposit | 26,698 |
| Total assets | $ 932,871 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 60,370 |
| Deferred revenues | 129,935 |
| State income taxes payable | 100 |
| | 190,405 |
| Commitment | |
| Shareholder's equity | |
| Common stock, no par value | |
| Authorized: 200.0 shares | |
| Issued and outstanding: 62.5 shares | 192,922 |
| Retained earnings | 549,544 |
| Total shareholder's equity | 742,466 |
| Total liabilities and shareholder's equity | $ 932,871 |

See accompanying notes to financial statements.

WORD:\P&A:\C76458\SHILLING2002

**A. GARY SHILLING & COMPANY, INC.**
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### (a) Nature of Business

A. Gary Shilling & Company, Inc. (the "Company") provides clients with various business and economic services including forecasting, consulting and advising. The Company also is a registered broker-dealer in the investment banking and securities business and is a member of The National Association of Securities Dealers ("NASD"). The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of or custody of any customer funds since all customer transactions are cleared through another broker-dealer on a fully-disclosed basis. As a result, the Company is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3 relating to possession or control and customer reserve requirements.

### (b) Revenue Recognition

The Company records profit and loss arising from securities transactions on a trade-date basis. Securities in the Company's investment accounts are valued at market and resulting unrealized gains and losses are reflected in earnings.

The Company has various fee arrangements with its economic services clients. Billing is usually for services to be provided over a period of time, not exceeding twelve months. Accordingly, the Company has recorded a liability for fees received but not yet earned.

### (c) Accounts Receivable

The Company has adopted the direct write-off method for accounts receivable. Based on prior years' experience and management's analysis of possible bad debts, an allowance for doubtful accounts was not deemed necessary.

### (d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

### (e) Property and Equipment

The cost of property and equipment is depreciated and amortized by the use of the straight-line and accelerated methods over the estimated useful lives of the assets:

| | Lives |
|---|---|
| Office equipment | 5 - 7 Years |
| Furniture and fixtures | 5 - 7 Years |
| Leasehold improvements | 4 - 7 Years |

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

### (f) Income Taxes

The Company has elected to be taxed as an S corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal income taxes and is subject to a reduced state tax rate. The individual shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period, in deferred tax assets and liabilities.

Deferred state income taxes are principally applicable to unrealized appreciation of securities.

## Note 2 - Property and Equipment

At December 31, 2002, property and equipment consisted of the following:

| | |
|---|---|
| Office equipment | $ 356,031 |
| Furniture and fixtures | 44,832 |
| Artwork | 7,578 |
| | 408,441 |
| Less: Accumulated depreciation and amortization | (396,564) |
| | $ 11,877 |

## Note 3 - Securities Owned

Securities owned consist of investment securities at quoted market values, as follows:

| | Owned |
|---|---|
| Corporate stocks | $ 43,675 |
| Obligations of U.S. Government | 299,440 |
| | $ 343,115 |

**A. GARY SHILLING & COMPANY, INC.**
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

**Note 4 - Commitment**

The Company is under negotiation for an operating lease for office space which will expire in October 2005 and requires a minimum rent of $104,203 per annum. The Company has entered into a sublease agreement with an unrelated third party covering the term of the lease. Rental income for the year ended December 31, 2002, totaled $48,042.

**Note 5 - Defined Benefit Pension Plan**

The Company terminated the Defined Benefit Pension Plan as of September 23, 2002, pending approval by the Internal revenue Service. At termination, the accumulated benefit obligation exceeded the fair value of plan assets. The Company does not expect there to be any tax consequences because of the termination. No contribution was made for the year ended December 31, 2002.

**Note 6 - Profit Sharing Plan**

The Company has adopted a 401(k) profit sharing plan which covers all qualified employees. The plan provides for matching contributions by the Company of up to 6.5% of each qualified employee's salary with benefits vesting equally over a five-year period. Profit sharing expense for the year ended December 31, 2002 was $46,675.

**Note 7 - Related Party Transactions**

The Company charges an administrative fee to Lakeview Services, Inc. ("Lakeview") which is 100% owned by A. Gary Shilling (the sole shareholder of the Company). The fee is charged for reimbursement of certain administrative expenses incurred by the Company on behalf of Lakeview. The administrative charge for the year ended December 31, 2002, amounted to $70,000.

The Company's investment in Thematic Futures Fund, L.P. totaled $144,520 at December 31, 2002 and is accounted for under the equity method in accordance with U.S. generally accepted accounting principles. The general partner of this partnership is Lakeview (whose sole shareholder is the same sole shareholder of the Company). The Company's partnership interest incurred and paid $1,351 of expense reimbursement fees to Lakeview in 2002.

Another investment partnership whose general partner is Lakeview (whose sole shareholder is the same sole shareholder of the Company) paid commissions in the amount of $3,624 to the Company during the year ended December 31, 2002.

**Note 8 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $355,477, which was $255,477 in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was 54%.

## Note 9 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

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A copy of the Company's statement of financial condition as of December 31, 2002, pursuant to SEC rule 17a-5, is available for inspection at the Company's main office and at the regional office of the SEC.